SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29208; 812-13651]

Northern Lights Fund Trust, et al.; Notice of Application

April 16, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: Northern Lights Fund Trust (the "Trust") and CMG Capital Management Group, Inc. (the "Adviser").

Filing Dates: The application was filed on April 9, 2009 and amended on September 28, 2009 and April 16, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 11, 2010, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Adviser, 150 North Radnor-Chester Road,

Suite A120, Radnor, PA 19087; Trust, 450 Wireless Boulevard, Hauppauge, NY 11788-

0132.

For Further Information Contact: Emerson S. Davis, Sr., Senior Counsel, at (202) 551-

6868, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's Web site by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-

end management investment company and offers approximately forty-six series, including

the CMG Absolute Return Strategies Fund ("CMG Fund"). The CMG Fund currently

employs six unaffiliated investment subadvisers (each, a "Subadviser").[1] The Adviser is

registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers

---

[1] Applicants also request relief with respect to existing and future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of this application (together with the CMG Fund, the "Funds" and each, individually, a "Fund.") The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.

Act") and serves as the investment adviser to the CMG Fund pursuant to an investment advisory agreement ("Advisory Agreement") with the Trust. The Adviser will also serve as the investment adviser to the other Funds. The Advisory Agreement was approved by the Trust's board of trustees (together with the board of directors or trustees of any Fund if different, the "Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees") and by the initial shareholder of the CMG Fund.

2.   Under the terms of the Advisory Agreement, the Adviser is responsible for the overall management of the CMG Fund's business affairs and selecting the CMG Fund's investments in accordance with its investment objectives, policies and restrictions. For the investment management services that it provides to the CMG Fund, the Adviser receives the fee specified in the Advisory Agreement. The Advisory Agreement also permits the Adviser to retain one or more subadvisers for the purpose of managing the investments of the CMG Fund. Pursuant to this authority, the Adviser has entered into investment subadvisory agreements ("Subadvisory Agreements") with six Subadvisers to provide investment advisory services to the CMG Fund. Each Subadviser is and each future Subadviser will be registered as an investment adviser under the Advisers Act. The Adviser will supervise, evaluate and allocate assets to the Subadvisers, and make recommendations to the Board about their hiring, retention or release, at all times subject to the authority of the Board. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory Agreement.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder

approval. The requested relief will not extend to any subadviser that is an affiliated

person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other

than by reason of serving as a subadviser to one or more of the Funds ("Affiliated

Subadviser").

4.   Applicants also request an exemption from the various disclosure provisions

described below that may require the Funds to disclose fees paid by the Adviser to the

Subadvisers. An exemption is requested to permit a Fund to disclose (as both a dollar

amount and as a percentage of each Fund's net assets): (a) the aggregate fees paid to the

Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to Subadvisers

(collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated

Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any

person to act as an investment adviser to a registered investment company except pursuant

to a written contract that has been approved by the vote of a majority of the company's

outstanding voting securities. Rule 18f-2 under the Act provides that each series or class

of stock in a series investment company affected by a matter must approve that matter if

the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment

companies. Item 14(a)(3) of Form N-1A requires disclosure of the method and amount of

the investment adviser's compensation.[2]

---

[2] Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require that investment companies include in their financial statements information about investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders are relying on the Adviser's experience to select one or more Subadvisers best suited to achieve a Fund's investment objectives. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is comparable to that of the individual portfolio managers employed by the

Adviser. Applicants state that requiring shareholder approval of each Subadvisory

Agreement would impose costs and unnecessary delays on the Funds, and may preclude

the Adviser from acting promptly in a manner considered advisable by the Board.

Applicants note that the Advisory Agreement and any Subadvisory Agreement with an

Affiliated Subadviser will remain subject to section 15(a) of the Act and rule 18f-2 under

the Act.

       7.   Applicants assert that many Subadvisers use a "posted" rate schedule to set

their fees. Applicants state that, while Subadvisers are willing to negotiate fees lower than

those posted in the schedule, they are reluctant to do so where the fees are disclosed to

other prospective and existing customers. Applicants submit that the requested relief will

allow the Adviser to negotiate more effectively with each Subadviser.

Applicants' Conditions:

       Applicants agree that any order granting the requested relief will be subject to the

following conditions:

       1.   Before a Fund may rely on the requested order, the operation of the Fund in the

manner described in the application will be approved by a majority of the Fund's outstanding

voting securities, as defined in the Act, or in the case of a Fund whose public shareholders

purchase shares on the basis of a prospectus containing the disclosure contemplated by

condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the

public.

       2.   Each Fund relying on the requested order will disclose in its prospectus the

existence, substance, and effect of any order granted pursuant to this application. Each Fund

will hold itself out to the public as utilizing a multi-manager investment approach (the

"Manager of Managers Structure"). The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of a new Subadviser, Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of the new Subadviser. To meet this obligation, each Fund will provide shareholders within 90 days of the hiring of a new Subadviser an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

11.   No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser or (b) ownership of less than 1% of the outstanding securities of any

class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary